Room 4561

July 25, 2006

Mr. Walter K. Weisel
Chairman of the Board
Innova Holdings, Inc.
17105 San Carlos Boulevard, Suite A6151
Fort Myers, California 95032

Re: Innova Holdings, Inc.
Preliminary Proxy Statement on Schedule 14A filed July 13, 2006
File No. 0-33231

Dear Mr. Weisel:

This is to advise you that we have limited our review of the above filing to the matters addressed in the comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review.   Feel free to call us at the telephone numbers listed at the end of this letter.

The Board of Directors and Corporate Governance, page 7

1.   Disclosure pursuant to the requirements of Item 7(d)(3)(i) of Schedule 14A and Item 306 of Regulation S-B does not appear to have been provided. Notwithstanding your disclosure here that you currently do not have any committees, such disclosure is required. Please see Item 306(b) for additional guidance. Please revise as appropriate.

Proposal 2, page 16

2.   We note your disclosure that a reverse stock split may result in a higher stock price. Please disclose the price of a share of your common stock as of a recent practicable date.

3.   Please disclose whether you presently have any plans, proposals or arrangements to issue any of the newly available authorized shares for any purpose, including future acquisitions and/or financings. If so, please disclose by including materially complete descriptions of the future acquisitions and financing transactions. If not, please state that you have no such plans, proposals, or arrangements, written or otherwise, at this time to issue any of the additional authorized shares.

4.   We note your disclosure regarding certain anti-takeover effects as a result of the increase in new available authorized capital. Please also discuss other anti-takeover mechanisms that may be present in your governing documents or otherwise. Please refer to Release No. 34-15230 for additional guidance.

*   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes all information required under the Exchange Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact Daniel Lee at (202) 551-3477, or Anne Nguyen, Special Counsel, at (202) 551-3611, with any questions. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Barbara C. Jacobs
Assistant Director